ENDURO ROYALTY TRUST
919 Congress Avenue, Suite 500
Austin, Texas 78701
November 1, 2011
Via EDGAR and Facsimile
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Attn:	H. Roger Schwall, Assistant Director Division of Corporation Finance

Re:	Enduro Resource Partners LLC Enduro Royalty Trust Registration Statement on Form S-1 (as amended) File No. 333-174225
Ladies and Gentlemen:
     Enduro Resource Partners LLC (“Enduro Sponsor”) and Enduro Royalty Trust (collectively with Enduro Sponsor, the “Registrants”) request acceleration of the effective date of the above-captioned Registration Statement to 4:30 p.m., Washington, D.C. time, on Wednesday, November 2, 2011, or as soon as practicable thereafter.
     The Registrants hereby acknowledge that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, ENDURO RESOURCE PARTNERS LLC
By:	/s/ Jon S. Brumley
Jon S. Brumley
President and Chief Executive Officer

ENDURO ROYALTY TRUST
By:	The Bank of New York Mellon Trust
Company, N.A., as Trustee

By:	/s/ Michael J. Ulrich
Michael J. Ulrich
Vice President

cc:	Sean T. Wheeler, Latham & Watkins LLP Thomas Adkins, Bracewell & Giuliani LLP Joshua Davidson, Baker Botts L.L.P. Gerald M. Spedale, Baker Botts L.L.P.